FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMPANHIA  ENERGÉTICA  DE  MINAS  GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

CONVOCATION

TO

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on 16 September 2004 at 10.30 a.m. local time (GMT–3), at the company’s head office, Avenida Barbacena 1200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on a proposal for appointment of a specialized company to value the assets and carry out a physical-accounting reconciliation of the Company’s assets, for the purposes of the transfer of the assets of Cemig to the wholly-owned subsidiaries to be constituted to make possible stockholding restructuring.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6404/76, as amended, and the sole sub-paragraph of Article 9 of the company’s By-laws, by depositing, preferably by 14 September 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 26 August 2004.

Wilson Nélio Brumer

Chairman

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON 16 SEPTEMBER 2004

Dear Stockholders:

Whereas:

a)              For Cemig to adapt to the new model for the electricity sector, established by Law 10848 of 15 March 2004, a stockholding restructuring is necessary;

b)             the stockholding reorganization currently in progress provides for the constitution of two wholly-owned subsidiaries, one for Generation and Transmission, and one for Distribution, with Cemig maintaining the role of holding company, and stockholding control of the two companies to be created;

c)              for the transfer of assets to the wholly-owned subsidiaries which will be constituted it is necessary to contract a technical expert or specialized company for the preparation of a Statement of Valuation, which states reasons, of all the assets of Cemig, related to the activities of generation, transmission and distribution of electricity;

d)             since Cemig is a company with mixed private-public-sector stockholdings, this contracting was preceded by a tender process, in view of Law 8666/93, and the Executive Officers were authorized to start the administrative process of tender, and to contract services of Valuation of Assets and Physical-Accounting Reconciliation of the Assets of Cemig for the purpose of the process of “unbundling” (“de-verticalization”) of the Company;

e)              the company Serviços Técnicos de Avaliações do Patrimônio e Engenharia S/C Ltda. was declared winner of the said tender; and

f)                in conformity with Article 8 of Law 6404/76, as amended, the company specialized in valuation of assets must be appointed by the General Meeting of Stockholders;

The Board of Directors proposes to submit to the approval of the Extraordinary General Meeting of Stockholders a proposal for appointment of the company Setape – Serviços Técnicos de Avaliações do Patrimônio e Engenharia S/C Ltda. to provide services of Valuation of Assets and Physical-Accounting Reconciliation of the Assets of Cemig, as provided for by Law 6404/76, as amended, and the valuation assessment to be produced by the company will be used in the transfer of the assets to the wholly-owned subsidiaries which will be constituted to effect the stockholding reorganization of the Company.

As can be seen, the objective of this proposal is to serve the legitimate interests of the stockholders of the Company, for which reason the Board of Directors expects that it will be approved by you, the stockholders.

Belo Horizonte, 26 August 2004.

Fernando Lage de Melo

Member

Djalma Bastos de Morais

Vice-Chairman

Aécio Ferreira da Cunha

Member

Alexandre Heringer Lisboa

Member

Andréa Paula Fernandes

Member

Carlos Suplicy de Figueiredo Forbes

Member

Carlos Augusto Leite Brandão

Member

Firmino Ferreira Sampaio Neto

Member

Francelino Pereira dos Santos

Member

José Augusto Pimentel Pessôa

Member

Maria Estela Kubitschek Lopes

Member

Guilherme Horta Gonçalves Júnior

Member

Oderval Esteves Duarte Filho

Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Francisco Sales Dias Horta
		Name:	Francisco Sales Dias Horta
		Title:	Executive Vice-President

Date: August 31, 2004